Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and between

CUTERA, INC.,

a Delaware corporation,

IRIDEX CORPORATION,

a Delaware corporation,

and

U.S. BANK NATIONAL ASSOCIATION

as Escrow Agent

Dated as of December 30, 2011

Schedules

Schedule 2.1(a)	–	Acquired Assets – Tangible Assets

Schedule 2.1(b)	–	Acquired Assets – Assigned Contracts

Schedule 2.1(c)	–	Acquired Assets – Inventory

Schedule 2.1(d)	–	Acquired Assets – Assigned Intellectual Property

Schedule 2.1(f)	–	Acquired Assets –Equipment

Schedule 2.3(b)	–	Prepaid Warranty and Service Contracts

Schedule 5.15	–	Post-Closing Aesthetic Operating Expenses

Schedule 6.1(g)	–	Consents

Schedule 6.1(j)	–	Key Employees

Schedule 7.8(e)	–	Escrow Agent Fee Schedule

Exhibits

Exhibit A	License Agreement

Exhibit B	Wire Instructions

Exhibit C	Press Release

Exhibit D	Bill of Sale

Exhibit E	Assignment and Assumption Agreement

Exhibit F	Transition Services and Supply Agreement

Exhibit G	French Asset Purchase Agreement

Exhibit H	Opinion of Company Counsel

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 30, 2011 by and between, Cutera, Inc., a Delaware corporation (“Buyer”), IRIDEX Corporation, a Delaware corporation (the “Company”) and with respect to Article 7 hereof only, U.S. Bank National Association (the “Escrow Agent”).

RECITALS

WHEREAS, the Company is engaged in the business of providing therapeutic based laser systems, delivery devices and consumable instrumentation used to treat (i) eye diseases in ophthalmology (the “Ophthalmology Business”) and (ii) skin conditions in dermatology (the “Aesthetic Business”).

WHEREAS, the parties hereto desire that, subject to the terms and conditions set forth herein, the Company sell, transfer, assign, convey and deliver to Buyer certain assets, properties and rights of the Company used in the Aesthetic Business, and that Buyer purchase, acquire and accept the same and assume certain liabilities and obligations as set forth herein.

NOW, THEREFORE, in consideration of the promises and of the mutual covenants of the parties hereto, it is hereby agreed as follows:

1. DEFINITIONS

The following terms, as used herein, shall have the following meanings:

1.1 “Acquired Assets” has the meaning set forth in Section 2.1 of this Agreement.

1.2 “Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by Buyer) relating to any Acquisition Transaction.

1.3 “Acquisition Transaction” means (a) any transaction or series of related transactions other than the transactions contemplated by this Agreement involving the purchase, transfer or pledge, directly or indirectly, of all or any significant portion of the assets of the Aesthetic Business, and (b) any agreement made, other than in the ordinary course of business, with respect to the sale or exclusive license of all or any significant portion of the Assigned Intellectual Property.

1.4 “Aesthetic Business” has the meaning set forth in the Recitals to this Agreement.

1.5 “Aesthetic Business Inventory” has the meaning set forth in Section 2.1(c) of this Agreement.

1.6 “Aesthetic Employees” has the meaning set forth in Section 4.1(g)(i) of this Agreement.

1.7 “Aesthetic Portion” shall mean that portion of any authorizations, registrations, certificates, permits, licenses, franchises, consents, waivers, clearances or approvals issued by any Governmental Authority, and any applications for any of the foregoing, that relates exclusively to the Aesthetic Business.

1.8 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled or is under common control with such first Person. As used in the definition of “Affiliate,” “control” (including, with correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

1.9 “Agreement” has the meaning set forth in the preamble of this Agreement.

1.10 “Assigned Contracts” has the meaning set forth in Section 2.1(b) of this Agreement.

1.11 “Assigned Intellectual Property” has the meaning set forth in Section 2.1(d) of this Agreement.

1.12 “Assumed Liabilities” has the meaning set forth in Section 2.3 of this Agreement.

1.13 “Buyer” has the meaning set forth in the preamble of this Agreement.

1.14 “Closing” has the meaning set forth in Section 3.2 of this Agreement.

1.15 “Closing Date” has the meaning set forth in Section 3.2 of this Agreement.

1.16 “Code” means the United States Internal Revenue Code of 1986, as amended.

1.17 “Company Disclosure Schedule” has the meaning set forth in Section 4.1 of this Agreement.

1.18 “Company” has the meaning set forth in the preamble of this Agreement.

1.19 “Company Owned Intellectual Property” has the meaning set forth in Section 2.1(d) of this Agreement.

1.20 “Confidential Information” has the meaning set forth in Section 5.8 of this Agreement.

1.21 “Employee Benefit and Compensation Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, equity or equity-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of The Employee Retirement Income Security Act of 1974 (“ERISA”) which is or has been maintained, contributed to, or required to be contributed to, by the Company, any Affiliate of the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code and the regulations thereunder (“ERISA Affiliate”) for the benefit of any current or former Company employees working for or in connection with the Aesthetic Business and with respect to which the Company, any Affiliate of the Company or any ERISA Affiliate has or may have any liability or obligation.

1.22 “Encumbrance” means any lien (other than a Permitted Lien), pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order (as defined below), proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

1.23 “Environmental Law” means any judgment, decree, order, law license, rule or regulation pertaining to environmental matters, including those arising under any foreign federal, state or local statute, regulation, ordinance, order or decree relating to the environment, or any other zoning, health or safety law or regulation.

1.24 “Environmental Permit” means all material permits, licenses and other authorizations required under any Environmental Law.

1.25 “Excluded Assets” has the meaning set forth in Section 2.2 of this Agreement.

1.26 “Excluded Liabilities” has the meaning set forth in Section 2.4 of this Agreement.

1.27 “French APA” has the meaning set forth in Section 6.1(l) of this Agreement.

1.28 “GAAP” means United States generally accepted accounting principles.

1.29 “Governmental Authority” means any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission.

1.30 “Governmental Authorization” means any permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

1.31 “Hazardous Substances” means any substance, material or waste regulated by any federal, state, local or foreign Governmental Authority pursuant to any Environmental Laws.

1.32 “Indemnified Parties” has the meaning set forth in Section 7.7 of this Agreement.

1.33 “Indemnifying Party” has the meaning set forth in Section 7.7 of this Agreement.

1.34 “Intellectual Property” means intellectual property of any description including (a) any patent or patent application (including any provisionals, continuations, substitutions, divisionals, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, any PCT international applications, and all foreign counterparts), copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, including registrations and applications for any of the foregoing, (b) trade secrets, moral rights or publicity rights, (c) inventions, discoveries, or improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data, whether or not patented, patentable, copyrightable or reduced to practice, including any inventions, discoveries, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data embodied or disclosed in any: (i) computer source codes (human readable format) and object codes (machine readable format); (ii) specifications; (iii) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (iv) engineering, programming, service and maintenance notes and logs; (v) technical, operating and service and maintenance manuals and data; (vi) hardware reference manuals; and (vii) user documentation, help files or training materials, and (d) goodwill related to any of the foregoing.

1.35 “Key Employee” has the meaning set forth in Section 6.1(j) of this Agreement.

1.36 “Key Employee Acceptance” has the meaning set forth in Section 6.1(j) of this Agreement.

1.37 “liabilities” includes, without limitation, any direct or indirect indebtedness, payable, loan, guaranty, endorsement, claim, loss, damage, stock options, accrued profit sharing liabilities, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

1.38 “License Agreement” shall mean a license agreement in substantially the form attached hereto as Exhibit A with respect to the Licensed Intellectual Property.

1.39 “Licensed Intellectual Property” shall mean the Intellectual Property owned by the Company that is used in both the Ophthalmology Business and the Aesthetic Business.

1.40 “Loss” has the meaning set forth in Section 7.1 of this Agreement.

1.41 “Material Adverse Effect” means a material adverse effect on the ability of the Company or Buyer, as applicable, to perform its respective obligations hereunder or any material adverse change in or effect on the business, operations, financial condition, or results of operations of the Aesthetic Business except for any such effect solely to the extent it results from (a) changes in general economic conditions in the United States or any other jurisdiction in which the Company or any of its subsidiaries conduct the Aesthetic Business to the extent that such changes do not disproportionately affect the Aesthetic Business, as compared to other companies participating in the same industry as the Company; (b) changes in the conditions in the industries in which the Company or any of its subsidiaries conduct the Aesthetic Business to the extent that such changes do not disproportionately affect the Aesthetic Business, as compared to other companies participating in the same industry as the Company; (c) the outbreak or escalation of war, hostilities or terrorist activities, either in the United States or abroad; or (d) loss of customers arising from the announcement or pendency of this Agreement and the transactions contemplated hereby.

1.42 “Material Contract” means any “Material Contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities and Exchange Commission, other than those agreements and arrangements described in Item 601(b)(10)(iii)).

1.43 “Net Asset Amount” shall mean an amount equal to Three Hundred and Fifty Thousand Dollars ($350,000) and shall include: (a) all of the inventory exclusively related to the Aesthetic Business owned by the Company less (b) Company liabilities (assumed by Buyer as provided herein) for future obligations under outstanding warranty claims with respect to the VariLite Devices and the High Energy Devices (each as defined in the Transition Services and Supply Agreement) and service contracts related to the Aesthetic Business for which the Company has received payment as recorded in the Company’s books in accordance with GAAP; as the same shall be adjusted pursuant to Section 3.1(c).

1.44 “Non-Transferred Employees” has the meaning set forth in Section 5.11 of this Agreement.

1.45 “Ophthalmology Business” has the meaning set forth in the Recitals to this Agreement.

1.46 “Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel.

1.47 “Permitted Lien” means (a) any lien for Taxes that are not yet due and payable as of the Closing Date, and (b) liens that are released at or prior to Closing.

1.48 “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, incorporated organization, other form of business or legal entity or Governmental Authority.

1.49 “Pre-Closing Period” has the meaning set forth in Section 5.1 of this Agreement.

1.50 “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, any Governmental Authority or any arbitrator or arbitration panel.

1.51 “Purchase Price” shall mean an amount equal to the sum of (i) Four Million Four Hundred Thirty Two Thousand Five Hundred Dollars ($4,432,500) plus (ii) the Net Asset Amount.

1.52 “Registered Intellectual Property” shall mean any and all of the following anywhere in the world: (a) patents and patent applications (including provisional applications); (b) registered trademarks and applications to register trademarks (including intent-to-use applications); (c) registered copyrights and applications for copyright registration; and (d) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

1.53 “Related Agreements” means the Bill of Sale and the Assignment and Assumption Agreement.

1.54 “Section 1060 Allocation” has the meaning set forth in Section 2.6 of this Agreement.

1.55 “Tax” or “Taxes” (and with correlative meaning, “Taxable” or “Taxing”) means national, state, provincial, local or foreign taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, social security, transfer, net worth, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

1.56 “Third Party Claim” has the meaning set forth in Section 7.7 of this Agreement.

1.57 “Transferred Employees” has the meaning set forth in Section 5.11(a) of this Agreement.

1.58 “Transfer Taxes” has the meaning set forth in Section 5.9(b) of this Agreement.

1.59 “Transition Services and Supply Agreement” has the meaning set forth in Section 6.1(k) of this Agreement.

2. TRANSFER OF THE ASSETS; ASSUMPTION OF LIABILITIES

2.1 Transfer of the Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer agrees to purchase from the Company and the Company agrees to sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to Buyer the following assets to the extent set forth on Schedule 2.1 hereto (collectively, the “Acquired Assets”):

(a) all of the Company’s right, title and interest in and to all of the tangible assets listed on Schedule 2.1(a);

(b) all of the Company’s rights under the contracts listed on Schedule 2.1(b) (the “Assigned Contracts”) as the same shall exist on the Closing Date;

(c) subject to the terms and conditions of the Transition Services and Supply Agreement, all of the Company’s right, title and interest in and to all of the inventory, including without limitation work in process, spare parts, raw materials and finished goods, identified on Schedule 2.1(c) as the same shall exist on the Closing Date (the “Aesthetic Business Inventory”);

(d) all Intellectual Property owned by the Company used or held for use exclusively in the conduct or operation of the Aesthetic Business (“Company Owned Intellectual Property”), other than the Licensed Intellectual Property, including the Intellectual Property that is listed on Schedule 2.1(d) (collectively, the “Assigned Intellectual Property”);

(e) all authorizations, registrations, certificates, permits, licenses, franchises, consents, waivers, clearances or approvals issued by any Governmental Authority, and any applications for any of the foregoing, that are held by the Company related exclusively to the Aesthetic Business to the extent transferable;

(f) all equipment used or held for use exclusively in the conduct or operation of the Aesthetic Business that is listed on Schedule 2.1(f);

(g) all claims (including claims for past infringement of Assigned Intellectual Property) of the Company against other Persons to the extent related to the Acquired Assets (regardless of whether or not such claims have been asserted by the Company), and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement, prepaid expenses and deposits and other rights of recovery possessed by the Company (regardless of whether such rights are currently exercisable), in each case to the extent related to the Acquired Assets. For the avoidance of doubt, the Acquired Assets shall not include any claims, rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement, prepaid expenses and deposits and other rights of recovery related to the Licensed Intellectual Property;

(h) all books, records, files and data that are in the Company’s possession or control and are exclusively related to (a) through (g) of this Section 2.1; and

(i) all goodwill relating to the assets, properties and rights set forth in clauses (a) through (f) of this Section 2.1, together with the right to represent to third parties that Buyer is the successor to the Acquired Assets.

2.2 Excluded Assets. It is expressly understood and agreed that Buyer will not acquire, and the Company shall retain, any assets or rights of Company not set forth on Schedule 2.1 or in Section 2.1 (the “Excluded Assets”), including, but not limited to:

(a) except as provided in Section 2.1, books and records of the Company or any of its Affiliates that the Company or any of its Affiliates is required to retain or that relate to the Excluded Liabilities and the Excluded Assets;

(b) all rights which accrue or will accrue to the benefit of the Company and its Affiliates under this Agreement, the Related Agreements or any of the documents or instruments contemplated hereunder; and

(c) any and all assets and rights used in or held for use in the conduct or operation of the Ophthalmology Business.

2.3 Assumed Liabilities. At the Closing, Buyer shall assume and agree to pay, perform and discharge when due, upon the terms and subject to the conditions set forth in this Agreement, only the following debts, obligations and liabilities of the Company, and, in each instance, solely in respect of the Acquired Assets (collectively, the “Assumed Liabilities”):

(a) the obligations of the Company under the Assigned Contracts only to the extent they relate to periods after the Closing;

(b) Company obligations under outstanding warranty claims and service contracts for which the Company has already received payment but not fully performed but only to the extent specified in Schedule 2.3(b); and

(c) all liabilities and obligations arising from the use of the Acquired Assets after the Closing.

2.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, except for the Assumed Liabilities as expressly provided in Section 2.3 above, the Company shall retain, and Buyer shall not assume, undertake or accept, and shall not be liable or responsible for any other liabilities whatsoever of the Company (collectively, the “Excluded Liabilities”), including without limitation with respect to:

(a) the Excluded Assets;

(b) subject to Section 2.3(b) above, all liabilities and obligations under the Assigned Contracts to the extent they relate to periods prior to the Closing Date; and

(c) all liabilities and obligations arising from the use of the Acquired Assets prior to the Closing Date;

(d) any Tax liabilities of the Company;

(e) any liabilities of the Company relating to legal services, accounting services, financial advisory services, investment banking services or other professional services performed in connection with the sale of the Acquired Assets; and

(f) any wages, salaries, redundancy, notice, severance payments or other liabilities relating to any employee of the Company, other than as expressly provided in Section 7.1(f), to the extent they relate to periods prior to the Closing Date.

2.5 Pro Rata Allocation of Expenses. To the extent that any expenses of the Acquired Assets (including but not limited to insurance and lease payments), as applicable, relate to a period beginning before the Closing Date and ending after the Closing Date, such items will be pro-rated between the Company and Buyer, based on the number of days in such period and the number of days during which such expenses were incurred by (a) the Company on and prior to the Closing Date, and (b) Buyer after the Closing Date. On or prior to the Closing Date, the Company shall have paid (or otherwise provided for) to each Transferred Employee, all accrued but unused vacation, personal and sick time, and accrued but unpaid salary, vacation pay, bonuses and other payments owed to such Transferred Employee to the extent they relate to all periods prior to the Closing Date.

2.6 Tax Allocation. The consideration referred to in Section 3.1 shall be allocated among the Acquired Assets in accordance with a schedule to be prepared by Buyer, subject to the approval of the Company (such approval not to be unreasonably withheld or delayed), within 60 days following the Closing Date, it being understood that such schedule will be prepared in compliance with Section 1060 of the Code, and the regulations thereunder (the “Section 1060 Allocation”). If the Company does not object to the Section 1060 Allocation prepared by Buyer within 14 days after receipt thereof, such allocation shall be final for purposes of this Agreement. If the Company objects to the Section 1060 Allocation within 14 days after receipt thereof, the

Company and Buyer shall meet promptly and in a good faith attempt to resolve any such objections and to use their best efforts to agree upon the allocation. Buyer and the Company shall cooperate fully with each other and make available to each other such Tax information and other information as may be reasonably required in order to timely complete the Section 1060 Allocation and any other required statements or schedules. Except as required pursuant to applicable law, the Company and Buyer shall report the transfer of Acquired Assets for all Tax purposes consistently with the Section 1060 Allocation.

2.7 Agreement Relating to Transfer of the Acquired Assets. At the request of Buyer, any software, including all related documentation, that constitutes an Acquired Asset and any of the other Acquired Assets that is currently held in electronic form that can be transmitted electronically will be so transmitted to Buyer promptly following the Closing and will not be delivered to Buyer on any tangible medium. Promptly following any electronic transmission, the Company shall execute and deliver to Buyer a certificate in a form reasonably acceptable to Buyer and containing, at a minimum, the following information: (a) the date of transmission; (b) the time the transmission was commenced and concluded; (c) the name of the individual who made the transmission; and (d) a general description of the nature of the items transmitted sufficient to distinguish the transmission from other transmissions.

3. PURCHASE PRICE; CLOSING

3.1 Purchase Price. Subject to the terms and conditions of this Agreement, as consideration for the sale, assignment, transfer and deliver of the Acquired Assets by Company to Buyer, the aggregate Purchase Price shall be paid as follows:

(a) at the Closing, Buyer shall pay (or cause to be paid) to the Company, in cash, a total amount equal to the Purchase Price (as adjusted pursuant to Section 3.1(c)) minus the Escrow Amount (the “Closing Payment”), by wire transfer of immediately available funds to the account designated by the Company on Exhibit B hereto;

(b) At the Closing, Buyer shall deposit an amount in cash equal to $510,000 (the “Escrow Amount”) in an escrow account to be established as of the Closing with the Escrow Agent for the satisfaction of indemnifiable Losses pursuant to Article 7 hereof.

(c) At the Closing, the Net Asset Amount (and consequently the Purchase Price) shall be adjusted as follows: (i) in the event that the actual value of the Aesthetic Business Inventory plus together with any demo inventory and aesthetics inventory held at IRIDEX France SA, in each case at the Closing Date, valued at standard cost and as may be agreed by the parties hereto, is greater than $5,700,000, the Net Asset Amount shall be increased, on a dollar for dollar basis, by the amount, if any, that such actual value exceeds $5,700,000; and (ii) in the event that the actual value of the Aesthetic Business Inventory together with any demo inventory and aesthetics inventory held at IRIDEX France SA, in each case at the Closing Date, valued at standard cost and as may be agreed by the parties hereto, is less than $5,300,000, the Net Asset Amount shall be decreased by one half of the amount, if any, that such actual value is less than $5,300,000.

3.2 Closing Date. Subject to the conditions set forth in Article 6 below and except as otherwise provided herein, the closing of the transactions provided for in Article 2 of this Agreement (the “Closing”) shall take place at the offices of GCA Law Partners LLP in Mountain View, California promptly after the satisfaction or waiver of the conditions set forth in Article 6 below, or at such other time or on such other date as may be agreed upon by the Company and Buyer (the date of the Closing shall be the “Closing Date”). All transactions provided for herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as soon as the parties hereto have completed the Closing or as of the close of business on the Closing Date, whichever first occurs

3.3 Purchase and Transfer. At the Closing, (a) the Company shall (i) deliver to Buyer the Acquired Assets, pursuant to Buyer’s instructions and as set forth in this Agreement and (ii) execute and deliver to Buyer the related Bill of Sale and Assignment and Assumption Agreement to sell, assign, convey, transfer and deliver to Buyer all of the Company’s right, title and interest in the Acquired Assets free of any Encumbrances except for the Assumed Liabilities and Permitted Liens, and (b) Buyer shall (i) assume the Assumed Liabilities as provided in Section 2.3 hereof and (ii) in accordance with Section 3.1 hereof (A) pay the Company an amount equal to the Closing Payment and (B) deposit with the Escrow Agent an amount equal to the Escrow Amount.

4. REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Company. Except as set forth in the disclosure schedule delivered by the Company to Buyer dated as of the date hereof (the “Company Disclosure Schedule”), which disclosure expressly identifies the Section (or, if applicable, subsection) to which such exception relates or which disclosure is disclosed in any other section, subsection or clause of the Company Disclosure Schedule where the relevance of such exception upon reading such disclosure is readily apparent on the face of the disclosure, the Company hereby represents and warrants to Buyer, as of the date hereof, and as of the Closing, as follows:

(a) Organization; Good Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the Company’s business requires such qualification and standing, except where failure to do so would be reasonably expected to result in a Material Adverse Effect. The Company has all requisite power and authority to execute and deliver this Agreement and the Related Agreements and to perform its obligations hereunder and thereunder.

(b) Completeness of Schedules. The assets listed in Schedule 2.1 constitute all the assets owned or held by the Company used exclusively in the Aesthetic Business and the sale, marketing and distribution of the products of the Aesthetic Business as of the date hereof. The Company has no material liabilities or similar material obligations that would be required to be reported in accordance with GAAP, whether accrued, absolute or contingent relating to the Aesthetic Business other than liabilities accrued on the Company’s financial statements and incurred in the ordinary course of business.

(c) Authorization; Approvals. All corporate actions on the part of the Company necessary for the authorization, execution, delivery, and performance of all of the Company’s obligations under this Agreement and the Related Agreements, have been taken prior to the date hereof or will be taken prior to the date the Company is required to fulfill such obligations. This Agreement and the Related Agreements, when executed and delivered by or on behalf of the Company, shall constitute the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a Proceeding in law or equity. No consent, approval, Order, license, permit, action by, or authorization of or designation, declaration, qualification, registration or filing with any governmental authority, domestic or foreign, on the part of the Company is required that has not been obtained by the Company in connection with the valid execution, delivery and performance of this Agreement and the Related Agreements.

(d) No Breach. Neither the execution and delivery of this Agreement or the Related Agreements, nor compliance by the Company with the terms and provisions hereof and/or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company’s Certificate of Incorporation, or other governing instruments of the Company or any agreement among the Company’s stockholders, (ii) any Order, (iii) any Material Contract, or (iv) to the Company’s knowledge, applicable law that is material to the Aesthetic Business. Such execution, delivery and compliance will not (x) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any Material Contract, or to any of the assets or properties relating to the Aesthetic Business or (y) otherwise require the consent or approval of any person, other than as set forth in Section 4.1(d) of the Company Disclosure Schedule, which consent or approval has been obtained prior to the Closing.

(e) Intellectual Property.

(i) Schedule 2.1(d) sets forth a complete and accurate list of all Registered Intellectual Property within (A) the Company Owned Intellectual Property and (B) Licensed Intellectual Property. Except for the Assigned Intellectual Property and the Intellectual Property to be licensed to Buyer pursuant to the License Agreement, there are no Intellectual Property rights owned or controlled by the Company that are used or held for use in the Aesthetic Business.

(ii) The operation of the Aesthetic Business as currently conducted does not interfere with, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party (provided that the foregoing representation and warranty shall be deemed to have been made to the Company’s knowledge with respect to any patents and patent applications only), and no action or claim is pending or, to the knowledge of the Company, threatened alleging that the operation of the Aesthetic Business interferes with, conflicts with, infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party. The Company has not received written notice of any claims or actions and, to the knowledge of the Company, there are no such claims or actions threatened against the Company (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company, of any of the Company Owned Intellectual Property or the Company’s rights in the Intellectual Property licensed to the Company by any third party used or held for use in the conduct or operation of the Aesthetic Business, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company, infringe or misappropriate any Intellectual Property right of any third party, or (iii) alleging that the Company’s rights in the Intellectual Property licensed to the Company by any third party used or held for use in the conduct or operation of the Aesthetic Business, is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(iii) The Company is the sole owner of the entire right, title and interest in and to, the Company Owned Intellectual Property free and clear of all Encumbrances, pledges, charges or security interests of any kind or nature, except for Permitted Liens, and has a valid license or other legal right under, the Company’s rights in the Intellectual Property licensed to the Company by any third party, in each case used in, held for use in or necessary to the operation of the Aesthetic Business as presently conducted, subject to the terms of the license agreements granting the Company rights under the Intellectual Property licensed to the Company by any third party used in, held for use in or necessary to the operation of the Aesthetic Business.

(iv) The Company has delivered or made available to Buyer correct and complete copies of each written agreement granting the Company rights under the Intellectual Property licensed to the Company by any third party used or held for use in or necessary to the conduct or operation of the Aesthetic Business (each, a “License-in Agreement”). With respect to each such License-in Agreement:

(A) such License-in Agreement is valid and binding and in full force and effect with respect to the Company and, to the Company’s knowledge, each other party thereto;

(B) the Company has not (I) received any notice of termination or cancellation under such License-in Agreement, (II) received any notice of breach or default under such License-in Agreement, or (III) granted to any other third party any rights, adverse or otherwise, under such License-in Agreement; and

(C) neither the Company nor, to the knowledge of the Company, any other party to such License-in Agreement is in material breach or default thereof, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.

(v) Each employee and officer of and consultant to the Company who is or was involved in the development of the Assigned Intellectual Property and the Licensed Intellectual Property has executed a proprietary information and inventions agreement substantially in the form delivered to the counsel for Buyer.

(vi) The Company has taken all steps (including, without limitation, entering into appropriate confidentiality agreements with all current and former officers, employees, contractors and consultants of the Company, or any other person with access to or knowledge of the Company’s patents, trademarks, trade names, copyrights, inventions, trade secrets, software licenses and other proprietary information) reasonably necessary and appropriate to safeguard and maintain: (A) the secrecy and confidentiality of all the Company’s trade secrets included in the Assigned Intellectual Property and the Licensed Intellectual Property, and (B) its rights in all the Assigned Intellectual Property and the Licensed Intellectual Property. To the knowledge of the Company, (X) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property included in the Assigned Intellectual Property or the Licensed Intellectual Property by any person; (Y) no employee, independent contractor or agent of the Company who is or was involved in the development of the Assigned Intellectual Property or the Licensed Intellectual Property has misappropriated any trade secrets of any other person in the course of such performance as a Company employee, independent contractor or agent; and (Z) no employee, independent contractor or agent of the Company who is or was involved in the development of the Assigned Intellectual Property or the Licensed Intellectual Property is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company Owned Intellectual Property or the Licensed Intellectual Property.

(vii) No government funding, facilities of a university, college, other educational institution or research center were used in the development of any of the Company’s Intellectual Property included in the Assigned Intellectual Property or the Licensed Intellectual Property. No current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any of the Assigned Intellectual Property or the Licensed Intellectual Property, has performed services for or was an employee of the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company relating to the Aesthetic Business, or during the time such employee, consultant or independent contractor invented, created or developed any of the Company’s Intellectual Property included in the Assigned Intellectual Property or the Licensed Intellectual Property.

(viii) The Company has used reasonable efforts to maintain all private, proprietary or other sensitive information of the Company’s customers or business partners relating to the Aesthetic Business in strict confidence.

(f) Litigation. No Proceeding is pending or, to the knowledge of the Company, threatened against the Company or against any of the Company’s properties or assets included in the Acquired Assets or the Licensed Intellectual Property, or, to the knowledge of the Company, against any of its officers, directors, or employees (in their capacity as such) involved in the Aesthetic Business before any court, arbitration board or tribunal or administrative or other governmental agency, which would delay or prevent the consummation of, or would impair the ability of the Company to perform its obligations hereunder or under any Related Agreement or otherwise related to the Acquired Assets or the Licensed Intellectual Property. The foregoing includes, without limiting its generality, actions pending or, to the Company’s knowledge, threatened involving the prior employment of any of the Company’s employees or consultants or use by any of them in connection with the Aesthetic Business of any information, property or techniques allegedly proprietary to any of their former employers. The Company is not a party to or, to its knowledge, subject to the provisions of any Order related to the Aesthetic Business, the Acquired Assets, or the Licensed Intellectual Property.

(g) Employees.

(i) Section 4.1(g)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the employees of the Company that are primarily employed by the Company to administer the Aesthetic Business (the “Aesthetic Employees”), together with (A) their titles or positions, (B) dates of hire, (C) regular work location, (D) current rate of pay or annual compensation (including actual or potential bonus payments), (E) status of employment or engagement, (F) annual vacation, sick and other paid time off allowance; and (G) accrued vacation, sick and other paid time off as of the date hereof.

(ii) With respect to each Aesthetic Employee, the Company has no (A) severance, employment, consulting or similar agreement, (B) severance programs or policies relating to such person, or (C) plans, programs, agreements and other arrangements, which contain change in control provisions, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment): (X) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any such person, or (Y) result in any acceleration of the time of payment or vesting of any benefits under any Employee Benefit and Compensation Plan.

(h) Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other commission, investment bankers or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under this Agreement.

(i) Environmental, Zoning and Safety Laws. (A) Neither the activities carried on by the Company at the facilities, offices or properties owned or leased by the Company and which are related to the Aesthetic Business, nor, to the knowledge of the Company, such facilities, offices or properties, are in material violation of any Environmental Laws; (B) neither the Company nor, to the knowledge of the Company, any other operator of its past or present properties, is in material violation of, or has any material liability or, to its knowledge, threatened liability under, any Environmental Laws to the extent related to any facility, office, or property relating to the Aesthetic Business; (C) to the Company’s knowledge, none of the properties currently leased or operated by the Company which are used in the Aesthetic Business (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (D) the Company is not liable for any off-site contamination by Hazardous Substances; (E) the Company is not liable under any Environmental Law (including, without limitation, pending or threatened Encumbrances) to the extent related to the Aesthetic Business; (F) the Company has all Environmental Permits necessary for the conduct of the Aesthetic Business; (G) the Company is in compliance in all material respects with all applicable laws relating to product safety to the extent related to the Aesthetic Business; and (H) the Company is currently in material compliance with all Environmental Permits related to the Aesthetic Businesses.

(j) Tax Matters. All of the Tax returns required to be filed by the Company or any Affiliate of the Company prior to the date hereof that relate in whole or in part to the Aesthetic Business or the Acquired Assets have been filed and all such Tax returns are true, complete and correct. All Taxes required to be paid by the Company or any Affiliate of the Company that relate in whole or in part to the Aesthetic Business or the Acquired Assets have been paid in full. No statute of limitations has been extended or waived by any Tax authority with respect to any Taxes or Tax returns referred to in the two preceding sentences. There are no outstanding Tax liens that have been filed by any Tax authority against any of the Acquired Assets and no claims are being asserted with respect to any Taxes related to any of the Acquired Assets, and to the knowledge of the Company, there is no basis for any such claim. There is no dispute or claim concerning any liability for Taxes of the Company or any Affiliate of the Company relating to the Aesthetic Business or the Acquired Assets, and to the knowledge of the Company, there is no basis for any such claim.

(k) Title to Assets. The Company owns, and has good, valid and marketable title to, and following the Closing, Buyer shall have and own good and marketable title to, all of the Acquired Assets. All of the Acquired Assets are owned by the Company free and clear of any Encumbrances other than Permitted Liens. To the Company’s knowledge, Section 4.1(k) of the Company Disclosure Schedule sets forth all Permitted Liens as of immediately prior to the Closing. All facilities, equipment and fixtures that are included in the Acquired Assets are in good operating condition and repair, normal wear and tear excepted, and are reasonably fit and usable for the purposes for which they are currently being used.

(l) Real Property. The Company does not own any real property related to the Aesthetic Business. The Company has no leasehold or other rights to use or occupy any real property or other interest in real property related to the Aesthetic Business. The Company is in material compliance with all material terms of each such lease.

(m) Contracts. The Assigned Contracts listed on Schedule 2.1(b) constitute all of the written contracts, leases, and agreements to which the Company is a party or by which it is bound that relate exclusively to the Aesthetic Business. The Company has provided to Buyer a true, correct and complete copy of each Assigned Contract. Each Assigned Contract is a valid and binding obligation of the Company and is in full force and effect. The Company has performed all material obligations required to be performed by it to date under each Assigned Contract, is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and is not alleged, to the best of its knowledge, to be in breach or default in any material respect thereunder. Each Assigned Contract is in the name of the Company or a subsidiary thereof, and all Assigned Contracts included in the Assumed Liabilities will be effectively transferred to and assumed by Buyer at the time of the Closing.

(n) Licenses and Permits. Section 4.1(n) of the Company Disclosure Schedule identifies, with respect to the Aesthetic Business: (i) each Governmental Authorization that is held by the Company or any Affiliate of the Company; and (ii) each other Governmental Authorization that, to the knowledge of the Company, is held by any employee of the Company or any Affiliate of the Company and utilized by the Company or such employee in connection with the Aesthetic Business. The Company has delivered to Buyer accurate and complete copies of all of the Governmental Authorizations identified in Section 4.1(n) of the Company Disclosure Schedule, including all renewals thereof and all amendments thereto. Each Governmental Authorization identified or required to be identified in Section 4.1(n) of the Company Disclosure Schedule is valid and in full force and effect.

(o) Benefit Plans and Agreements.

(i) Section 4.1(o) of the Company Disclosure Schedule lists all material Employee Benefit and Compensation Plans relating to the Aesthetic Business or the Aesthetic Employees. Each Employee Benefit and Compensation Plan has been established, maintained and administered in all material respects in accordance with its terms and in material compliance with all applicable legal requirements.

(ii) The employment of each Aesthetic Employee is terminable by the Company or the applicable Affiliate of the Company at will and, except as set forth in Section 4.1(o)(ii) of the Company Disclosure Schedule and except as required by law, no Transferred Employee is entitled to severance pay, a notice period prior to termination or other benefits following termination of such Person’s employment with the Company or the applicable Affiliate of the Company. None of the Employee Benefit and Compensation Plans is or has been a pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA, a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) that is subject to Title IV of ERISA, a “multiple employer plan” as defined in ERISA or the Code, or a “funded welfare plan” within the meaning of Section 419 of the Code.

(iii) With respect to the Aesthetic Employees: (A) no collective bargaining or other agreement exists between the Company and any labor organization; (B) the Company has not received written notice that any labor representation question presently exists, and no petition concerning representation under the National Labor Relations Act, as amended, is pending or, to the knowledge of the Company, threatened; (C) no unfair labor practice charge or complaint is pending or, to the knowledge of the Company, threatened, before the National Labor Relations Board; (D) no labor dispute, strike, picketing, work slowdown, work stoppage, or, to the knowledge of the Company, handbilling, is pending or, to the knowledge of the Company, threatened; and (E) no material Order has been rendered or issued, and no material settlement or agreement has been entered into or executed, regarding any matter set forth in this Section 4.1(o)(iii). Except as set forth in Section 4.1(o)(iii) of the Disclosure Schedule, neither the Company nor any Affiliate of the Company is or has been bound by or a party to or has a duty to bargain or consult with any works council or similar body representing any Aesthetic Employees.

(p) Sufficiency of the Acquired Assets. The Acquired Assets, together with the rights, licenses, assets and services to be provided pursuant to this Agreement, the Related Agreements, the License Agreement, the French APA and the Transition Services and Supply Agreement, constitute all of the material rights, interests and tangible and intangible assets (excluding administrative services provided by the Company) necessary to enable Buyer, following the Closing, to conduct the Aesthetic Business in substantially the same manner in which the Aesthetic Business has been conducted and is currently being conducted by the Company and its Affiliates that are involved primarily in the Aesthetic Business.

(q) Inventory. All of the inventory that is part of the Acquired Assets is (and will be as of the Closing) of such quality and quantity as to be usable and saleable in the ordinary course of business consistent with past practice, except for excess and obsolete items and items for which a reserve has been recognized in the Company’s financial statements as a result of a defect or deficiency therein, and is free of any material defect or deficiency.

(r) Bulk Transfer Laws. The Company represents that the Acquired Assets do not include more than half of the Company’s inventory and equipment as measured by value on the date hereof.

(s) Full Disclosure. No representation or warranty made by the Company in this Agreement as modified by the Company Disclosure Schedule, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein not misleading.

4.2 Representations and Warranties of Buyer. Buyer represents and warrants to the Company, as of the date hereof, and as of the Closing, as follows:

(a) Organization, Good Standing and Qualification. Buyer is a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, lease and operate its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement and the Related Agreements to which it is party, and to perform its obligations under, and carry out the provisions of, this Agreement and such Related Agreements.

(b) Authorization and Validity of Agreement. The execution, delivery and performance by Buyer of this Agreement and the Related Agreements, and the consummation by it of the transactions contemplated hereby and thereby has been duly and validly authorized by all necessary action on the part of Buyer. Each of this Agreement and the Related Agreements have been, or upon delivery in accordance herewith will be, duly executed and delivered by Buyer and constitutes, or upon delivery in accordance herewith will constitute, a valid and legally binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally or general equitable principles (whether considered in a Proceeding in equity or at law). No consent, approval, Order, license, permit, action by, or authorization of or designation, declaration, qualification, registration or filing with any governmental authority, domestic or foreign, on the part of Buyer is required that has not been obtained by the Company in connection with the valid execution, delivery and performance of this Agreement and the Related Agreements.

(c) Compliance with Other Instruments. Assuming the accuracy of the representations made by the Company under this Agreement, the execution, delivery and performance by Buyer of this Agreement and the Related Agreements will not (i) violate its organizational documents, (ii) to Buyer’s knowledge, breach or result in a violation of any law applicable to Buyer that is material to Buyer, (iii) any Order or (iv) any Material Contract to which it is a party. Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any Material Contract to which it is a party or (b) otherwise require the consent or approval of any person, which consent or approval will not be obtained prior to the Closing.

(d) Cash Resources. Buyer has, and will have available on the Closing Date, sufficient cash on hand to enable it to consummate the transactions contemplated by this Agreement.

(e) Litigation. No Proceeding is pending or, to the knowledge of Buyer, threatened against Buyer or against any of its properties or assets, or, to the knowledge of Buyer, against any of its officers, directors, or employees (in their capacity as such) before any court, arbitration board or tribunal or administrative or other governmental agency, which would delay or prevent the consummation of, or would impair the ability of Buyer to perform its obligations hereunder or under any other agreement contemplated hereby or otherwise related to the Acquired Assets.

(f) Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other commission, investment bankers or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under this Agreement.

5. COVENANTS

5.1 Conduct of Business of the Company and Subsidiaries. During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Closing (the “Pre-Closing Period”), the Company shall conduct the Aesthetic Business in the ordinary course consistent with past practice (except to the extent expressly provided otherwise in this Agreement or as consented to by Buyer) and in material compliance with all applicable legal requirements. The Company shall not, without the prior written consent of Buyer:

(a) sell, lease, transfer, assign, pledge, subject to any Encumbrance, other than Permitted Liens, or otherwise dispose of any of the Acquired Assets, other than in the ordinary course of business consistent with past practice;

(b) license or sub-license any of the assets or technology constituting the Acquired Assets, other than in the ordinary course of business consistent with past practice;

(c) amend, modify, terminate any Assigned Contract or waive or exercise any right under any Assigned Contract not in the ordinary course of business or make or enter into any new Material Contract which is to be part of the Acquired Assets;

(d) waive, cancel, compromise or release any rights in connection with the Aesthetic Business other than in the ordinary course of business consistent with past practice;

(e) make any payment in respect of its liabilities in connection with the Aesthetic Business other than in the ordinary course of business consistent with past practice;

(f) fail to use reasonable efforts to: (i) keep available the services of the Aesthetic Employees; and (ii) maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees, independent contractors and other Persons having business relationships with the Aesthetic Business other than in the ordinary course of business consistent with past practice;

(g) take any action or allow any action to be taken, or enter into any transaction, intentionally or with the primary purpose of delaying or interfering with the consummation of the transactions contemplated by this Agreement;

(h) take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (g) in this Section 5.1, or any other action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement materially untrue or incorrect or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company.

5.2 Further Assurances. Subject to the terms and conditions set forth in this Agreement, during the Pre-Closing Period, both parties hereto will use commercially reasonable efforts to take or cause to be taken all applicable actions, and to do or cause to be done all other things, as are necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.3 Public Announcements. Buyer and the Company shall jointly issue the press release attached hereto as Exhibit C (the “Press Release”) upon the Closing. Other than the Press Release, neither party hereto shall, without the other party’s written consent, issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby, except as may be required by (a) applicable law, (b) the rules and regulations promulgated by the United States Securities and Exchange Commission or (c) any listing standards of the NASDAQ Stock Market or any other national securities exchange to which such party is subject.

5.4 Notice of Developments. Buyer, on the one hand, and the Company, on the other hand, shall use reasonable efforts to give prompt written notice to the other party of any material development known by such party which would reasonably be expected to have a Material Adverse Effect on any of such party’s representations and warranties.

5.5 Exclusivity. The Company will not authorize or permit any of its officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly, (a) solicit, initiate or induce the making, submission or announcement of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (c) engage in discussions with any Person with respect to any Acquisition Proposal, except as to disclose the existence of these provisions, (iv) endorse or recommend any Acquisition Proposal, or (d) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. The Company and its subsidiaries will, and will use best efforts to cause their respective officers, directors, Affiliates, employees, investment bankers, attorneys and other advisors and representatives to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.5 by the Company.

5.6 Full Access. During the Pre-Closing Period, the Company will afford to Buyer and its authorized representatives, upon reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents of the Company relating to the Aesthetic Business as Buyer and such authorized representatives may reasonably request and a complete opportunity to make such investigations with respect to the Aesthetic Business as Buyer and such authorized representatives reasonably request, and the Company will use commercially reasonable efforts to furnish or cause to be furnished to Buyer and its authorized representatives all such information with respect to the affairs and businesses of the Aesthetic Business as they may reasonably request.

5.7 Litigation. During the Pre-Closing Period, each party will notify the other in writing promptly after learning of any Proceeding by or before any court, arbitrator or arbitration panel, board or Governmental Authority, initiated by or against it, or known by such party to be threatened against it that would be reasonably expected to result in a Material Adverse Effect.

5.8 Confidentiality. The parties hereto agree to hold all Confidential Information in strict confidence and shall not at any time: (a) reveal, report, publish, disclose or transfer any Confidential Information to any Person (other than Buyer or the Company); (b) use any Confidential Information for any purpose other than in connection with the transactions contemplated by this Agreement or the Related Agreements; or (c) use any Confidential Information for the benefit of any Person (other than Buyer or the Company). For purposes of this Section 5.8, “Confidential Information” means any non-public information (whether or not in written form and whether or not expressly designated as confidential) relating directly or indirectly to Buyer (including Buyer’s subsidiaries) or the Company (including the Company’s subsidiaries) or relating directly or indirectly to the business, operations, financial affairs, performance, assets, technology, processes, products, contracts, customers, licensees, sublicensees, suppliers, personnel, consultants or plans of Buyer (including Buyer’s subsidiaries) or the Company (including the Company’s subsidiaries), including, with respect to the Company, any such information consisting of or otherwise relating to trade secrets, know how, technology, inventions, prototypes, designs, drawings, sketches, processes, license or sublicense arrangements, formulae, proposals, research and development activities, customer lists or preferences, pricing lists, referral sources, marketing or sales techniques or plans, operations manuals, service manuals, financial information, projections, lists of consultants, lists of suppliers or lists of distributors, the contents of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby; provided, however, that “Confidential Information” shall not be deemed to include information of Buyer (including Buyer’s subsidiaries) or the Company (including the Company’s subsidiaries) that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by any receiving party or its representatives; (ii) was within such receiving party’s possession prior to its being furnished to such receiving party by or on behalf of the disclosing party, provided that, to such receiving party’s knowledge, the source of such information is not and was not bound at the time of delivery by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party; (iii) is or becomes available to such receiving party on a non-confidential basis from a source that, to such receiving party’s knowledge, is not and was not bound at the time such information becomes available by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the disclosing party with respect to such information; or (iv) is independently developed by such receiving party without use of Confidential Information; provided, further, that, from and after the Closing, “Confidential Information” of the Company shall not be deemed to include information of the Company (including the Company’s subsidiaries) that is included in the Acquired Assets but such information shall, from and after the Closing, be deemed to be “Confidential Information” of Buyer and, for the avoidance of doubt, information of the Company that is included in the Licensed Intellectual Property shall continue to be “Confidential Information” of the Company. Notwithstanding the foregoing, nothing herein shall prohibit or limit Buyer or the Company from disclosing the existence and term of this Agreement and the Related Agreements, if such disclosure is in accordance with Section 5.3.

5.9 Certain Tax Matters.

(a) Except with respect to the Transfer Taxes as specified in Section 5.9(b) below, Buyer will have no liability whatsoever for any Taxes of the Company, whenever assessed, on or measured by income, gross receipts or payroll, whether for the period ending as of the Closing Date or any other period or penalties or interest relating thereto.

(b) Buyer shall be solely liable for any sales, use, excise, value added tax or other transfer taxes (the “Transfer Taxes”) incurred in connection with the sale, purchase or transfer of the Acquired Assets and for the failure to pay any such Transfer Taxes when due. The party required by law to file a Tax return with respect to such Transfer Taxes shall do so within the time period prescribed by law, and Buyer shall promptly reimburse the Company for any Transfer Taxes so payable by the Company upon receipt of notice that such Transfer Taxes are payable. To the extent permitted by applicable law, the parties hereto shall cooperate in taking reasonable steps to minimize any Transfer Taxes.

5.10 Further Assurances. From time to time after the Closing Date, the Company and its Affiliates will execute and deliver, or cause to be executed and delivered, such other instruments of conveyance and assignment and will take such other commercially reasonable actions, as Buyer may reasonably request in order to effectively transfer, convey, assign and deliver to Buyer any of the Acquired Assets purchased in the Closing and for purposes of evidencing the transactions that placed Buyer in control and possession of all of the Acquired Assets.

5.11 Aesthetic Employees.

(a) Buyer (or any of its Affiliates as designated by Buyer) may extend offers of employment effective as of the Closing Date with respect to the Aesthetic Employees in the U.S. The Aesthetic Employees in the U.S. who are offered and accept employment with Buyer shall be defined as the “Transferred Employees”. The Company and Buyer shall comply with all applicable laws, including statutory and/or common law, in connection with the resignation and hiring of such Transferred Employees. The Company shall pay to the Transferred Employees all amounts that may become payable to or in respect of or receivable by such employees at the time of their resignation from employment, including accrued wages, notice, pre-existing severance, social benefits, bonuses, commissions, vacation pay, personal and sick time, or any amounts owing under statute and/or common law in respect of any such resignation, and Buyer shall have no liability with respect to any such amounts. Transferred Employees hired by Buyer shall receive compensation and benefits that are based on the Buyer’s standard compensation policies and payment ranges; provided that nothing in this Agreement shall be construed as granting any of the Aesthetic Employees any rights under this Agreement, including the right to employment by Buyer or its Affiliates. Subject to the foregoing, nothing in this Agreement shall limit Buyer’s ability to modify the salary or wage level or terminate the employment of any Transferred Employees at any time and for any reason, including without cause in accordance with applicable law. The Company shall not take any action that would impede, hinder, interfere or otherwise compete with Buyer’s effort to hire any such employees, and during the two-year period commencing on the Closing Date Buyer shall not solicit for employment any employees of the Company engaged in the Ophthalmology Business; provided, however, that Buyer may (i) cause to be placed any general advertisement or similar notice that is not targeted specifically at employees of the Company engaged in the Ophthalmology Business or (ii) solicit for employment any employees of the Company engaged in the Ophthalmology Business that have been terminated from employment from the Company. The Aesthetic Employees in the U.S. who are not offered employment with Buyer shall be referred to herein as “Non-Transferred Employees.” Buyer shall not have any liability with respect to any Non-Transferred Employee or former employee or retiree of the Company. The Company agrees that the Company shall be responsible for the payment of any pre-existing severance pay, notice pay, social benefits, insurance and supplemental pension to any of the Company’s employees, former employees or retirees based on or arising under employment with the Company.

(b) The Company hereby (i) waives any claims against the Transferred Employees for disclosures after the Closing Date of proprietary or confidential information to Buyer or its Affiliates related to the Acquired Assets, and (ii) agrees that the conduct of the Aesthetic Business by Buyer following the Closing will not be considered a breach of any nondisclosure or noncompetition agreements by and between the Company and any of the Transferred Employees.

5.12 Books and Records. From and after the Closing, the Company agrees that it will use commercially reasonable efforts to cooperate with and make available to Buyer, during normal business hours and upon reasonable notice, books and records and information (and shall allow Buyer to make copies thereof without substantial disruption of employment) with respect to the Aesthetic Business which are necessary or useful in connection with the valuation of the Acquired Assets, the filing of any Tax returns or any Tax inquiry, audit, investigation or dispute, any litigation or investigation requiring any such cooperation, books and records or information; it being understood that all books and records shall be maintained by the Company for three (3) years following the Closing (or for such longer period as may be required by law or as may be reasonably necessary as a result of audits and Tax contests). Each of the parties hereto shall bear all of their respective out of pocket costs and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such party in connection with reviewing and providing such books and records or information.

5.13 Limitation on Hiring and Soliciting Employees and Customers; Noncompetition. During the two-year period commencing on the Closing Date, the Company shall not (and the Company shall ensure that its Affiliates do not): (a) directly or indirectly, personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit any Transferred Employee to leave his or her employment, consulting or independent contractor relationship with Buyer or any Affiliate of Buyer; provided, however, the Company may (i) cause to be placed any general advertisement or similar notice that is not targeted specifically at Transferred Employees or (ii) solicit for employment any Transferred Employee that has been terminated from employment from Buyer; (b) directly or indirectly, personally or through others, interfere or knowingly attempt to interfere with the relationship of Buyer or any Affiliate of Buyer with any Person that is (or is expected, to the Company’s knowledge, to become) a customer of the Aesthetic Business; or (c) engage directly or indirectly in competition with the Aesthetic Business as conducted immediately prior to the Closing anywhere in the world; provided, however, that for the avoidance of doubt, the parties hereto agree and acknowledge that the services provided by the Company pursuant to the Transition Services and Supply Agreement shall not be deemed to be in competition with Aesthetic Business.

5.14 Government Authorizations. From and after the Closing, the Company agrees that it will use reasonable efforts to cause the Aesthetic Portion of all authorizations, registrations, certificates, permits, licenses, franchises, consents, waivers, clearances or approvals issued by any Governmental Authority, and any applications for any of the foregoing, that are held by the Company, to be transferred to Buyer if and to the extent such are transferable and separable from the non-Aesthetic Portion thereof.

5.15 Post-Closing Aesthetic Operation Expenses. From and after the Closing, Buyer shall pay the Company, within thirty (30) days following receipt of an invoice relating thereto, an amount equal to the costs and expenses incurred by the Company relating to the matters specified on Schedule 5.15 and such other costs and expenses as are agreed to by Buyer in writing.

6. CONDITIONS PRECEDENT

6.1 Conditions Precedent to Obligations of Buyer. The obligations of Buyer under this Agreement are conditioned upon the satisfaction at or prior to the Closing of each of the conditions set forth below, and the waiver of satisfaction of any of such conditions shall not be effective against Buyer unless consented to in writing by Buyer.

(a) Representations and Warranties. Each of the representations and warranties of the Company shall have been true and correct in all respects at the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all respects with respect to such specified date), except where failure of such representations and warranties to be so true and correct would not reasonably be expected to have in the aggregate a Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

(c) Compliance Certificate. The Chief Executive Officer of the Company shall deliver to Buyer at the Closing a certificate certifying that the conditions specified in Sections 6.1(a) and 6.1(b) have been fulfilled.

(d) No Material Adverse Effect; No Proceedings. (i) No Material Adverse Effect shall have occurred that is continuing with respect to the Aesthetic Business as of the Closing Date, (ii) no Order shall have been entered, issued or enforced by any court of competent jurisdiction prohibiting the transactions contemplated by this Agreement or the Related Agreements, and no action shall have been taken or threatened in writing by any Governmental Authority, or any statute, regulation or Order enacted, entered, enforced or deemed applicable to the such transactions, that makes the consummation of any of such transactions illegal or substantially deprives Buyer of any of the material anticipated benefits of such transactions, taken as a whole and (iii) there shall not be pending or threatened in writing any Proceeding against the Company or

Buyer seeking damages or other relief in connection with any of the transactions contemplated by this Agreement and in which there is a reasonable likelihood of an outcome that would result in any damages or other relief that would reasonably be expected to constitute a Material Adverse Effect with respect to Buyer or the Company.

(e) Bill of Sale. The Company shall have executed and delivered the Bill of Sale, in substantially the form attached hereto as Exhibit D with respect to the applicable Acquired Assets being transferred at the Closing, and the Bill of Sale shall be in full force and effect.

(f) Assignment and Assumption Agreement. The Company shall have executed and delivered the Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit E with respect to the applicable Acquired Assets being transferred at the Closing, and the Assignment and Assumption Agreement shall be in full force and effect.

(g) Consents and Actions. All permits, notifications, consents, waivers filings and authorizations of or with any third parties which are set forth on Schedule 6.1(g), shall have been obtained by the Company and provided to Buyer by the Closing Date.

(h) Payment of Accrued Employee Benefits. On or prior to the Closing Date, the Company shall have terminated the employment of the Transferred Employees effective as of the Closing Date and shall have authorized for release or payment to each Transferred Employee all funds to which such Transferred Employee is entitled to with respect to, all accrued but unused vacation, personal and sick time, and accrued but unpaid vacation, bonuses and commissions owed to such Transferred Employee to the extent they relate to periods prior to the Closing Date.

(i) License Agreement. The Company shall have executed and delivered the License Agreement to Buyer.

(j) Key Employees. At least eighty percent (80%) of the Aesthetic Employees in the U.S. listed on Schedule 6.1(j) (each, a “Key Employee”) shall have accepted offers of employment with Buyer or one of its Affiliates (each a “Key Employee Acceptance”) and no Key Employee shall have notified Buyer or the Company (whether formally or informally) of such Key Employee’s intention to terminate, rescind or repudiate any such Key Employee Acceptance, and no Key Employee shall have notified Buyer or the Company in writing of such Key Employee’s intention of leaving the employ of Buyer or its Affiliate, as applicable, following the Closing.

(k) Transition Services and Supply Agreement. The Company shall have executed and delivered the Transition Services and Supply Agreement, in substantially the form attached hereto as Exhibit F (the “Transition Services and Supply Agreement”), and the Transition Services and Supply Agreement shall be in full force and effect.

(l) French Asset Transfer. The Company or its Affiliate shall have executed and delivered the French Asset Purchase Agreement, in substantially the form attached hereto as Exhibit G (the “French APA”), the French APA shall be in full force and effect and the transactions contemplated thereby shall have closed.

(m) Legal Opinion. The Company shall have caused to delivered an opinion, dated as of the Closing Date, from counsel for the Company in the form attached hereto as Exhibit H.

6.2 Conditions Precedent to the Obligations of the Company. The obligations of the Company under this Agreement are conditioned upon the satisfaction at or prior to the Closing of each of the conditions set forth below, and the waiver of satisfaction of any of such conditions shall not be effective against the Company unless consented to in writing by the Company.

(a) Representations and Warranties. Each of the representations and warranties of Buyer shall have been true and correct in all respects at the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all respects with respect to such specified date), except where failure of such representations and warranties to be so true and correct would not reasonably be expected to have in the aggregate a Material Adverse Effect.

(b) Performance of Obligations. Buyer shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

(c) Assignment and Assumption Agreement. Buyer shall have executed and delivered the Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit D with respect to the applicable Acquired Assets being transferred at the Closing, and the Assignment and Assumption Agreement shall be in full force and effect.

(d) License Agreement. Buyer shall have executed and delivered the License Agreement to the Company.

(e) Key Employees. At least eighty percent (80%) of the Key Employees shall have accepted offers of employment with Buyer or one of its Affiliates.

(f) Transition Services and Supply Agreement. Buyer shall have executed and delivered the Transition Services and Supply Agreement, and the Transition Services and Supply Agreement shall be in full force and effect.

(g) French Asset Transfer. Buyer or its Affiliate shall have executed and delivered the French APA, and the French APA shall be in full force and effect.

7. INDEMNIFICATION

7.1 Indemnification by the Company. Subject to the provisions of this Section 7, following and subject to the Closing, the Company agrees to indemnify and hold harmless Buyer and its officers, directors, employees, agents, successors and permitted assigns for any and all liabilities, losses, claims, costs, expenses, fines, fees, deficiencies, interest, awards, judgments, amounts paid in settlement and penalties (including, without limitation, reasonable attorneys’, consultants’ and experts’ fees and expenses and other costs of defending, investigating or settling claims) (a “Loss”) suffered, incurred, or paid by them (including, without limitation, in connection with any action brought or otherwise initiated by any of them and regardless of whether or not such Losses relate to any third party claim), arising out of or resulting from, directly or indirectly:

(a) any inaccuracy or breach of any representation or warranty (giving effect to any qualification as to materiality or similar qualifications contained therein) made by the Company in this Agreement or by IRIDEX France SA in the French APA (in each case, as modified by the Company Disclosure Schedule);

(b) the breach of any covenant or agreement made by the Company in this Agreement or by IRIDEX France SA in the French APA;

(c) subject to applicable law, any Excluded Liabilities;

(d) any claim, suit, motion or action by a Transferred Employee relating to his or her employment with the Company or the Aesthetic Business prior to such Closing,;

(e) any Taxes of the Company (other than the Transfer Taxes), whenever assessed, whether for the period ending as of the Closing Date or any other period or penalties or interest relating thereto;

(f) any severance obligations incurred by Buyer in connection with the termination of any employees of the Company’s French subsidiary who accept offers with Buyer, provided that Buyer has assumed the existing employment agreements of such employees. The Company’s indemnification obligations under this Section 7.1(f) will be structured as follows:

(i) 100% of the severance obligation payable by Buyer shall be indemnified if any such employee is terminated at or prior to the 6 month anniversary of the Closing Date.

(ii) If any such employee is terminated within the period commencing from the day after the 6 month anniversary of the Closing date to and including the 12 month anniversary of the Closing Date and prior to the Survival Date, the severance obligation payable by Buyer and indemnified by the Company shall be reduced by 8.334% on the day after the six month anniversary of the Closing Date and an additional 8.334% commencing on each calendar month thereafter (for example, the indemnified amount after month 6 shall be 91.666% and after month 11 shall be 50%); and

(g) any (i) inaccuracy or breach of any representation or warranty or breach of any covenant or agreement made by the Company in the License Agreement or (ii) gross negligence or willful misconduct of the Company, its agents, directors, officers and employees;.

7.2 Indemnification by Buyer. Subject to the provisions of this Section 7, following and subject to the Closing, Buyer agrees to indemnify and hold harmless the Company and its officers, directors, employees, agents, successors and permitted assigns for any and all Losses suffered, incurred, or paid by them (including, without limitation, in connection with any action brought or otherwise initiated by any of them and regardless of whether or not such Losses relate to any third party claim), arising out of or resulting from, directly or indirectly:

(a) any inaccuracy or breach of any representation or warranty (giving effect to any qualification as to materiality or similar qualifications contained therein) made by Buyer in this Agreement or Cutera France Sarl the French APA;

(b) the breach of any covenant or agreement made Buyer in this Agreement or by Cutera France Sarl the French APA;

(c) subject to applicable law, any Assumed Liabilities; and

(d) any Transfer Taxes incurred by the Company as the result of transactions contemplated by this Agreement or the French APA.

7.3 Survival. Each of the representations and warranties made by the Company or Buyer in this Agreement, and by their Affiliates in the French APA, and the indemnification obligations set forth in Section 7.1 or Section 7.2 hereto and the French APA shall survive for twelve (12) months following the Closing Date (the “Survival Date”), except that the representations and warranties in Section 4.1(f), Section 4.1(j) and Section 4.1(r) shall survive for the applicable statute of limitations, and the representations and warranties in Section 4.1(a), Section 4.1(k), Section 4.1(r) and Section 4.2(a) shall survive indefinitely. No claim for the recovery of Losses arising from a breach of such representations and warranties and matters arising under Section 7.1 or Section 7.2 may be asserted by Buyer or the Company, as applicable after the applicable period has expired, except to the extent, subject to a pending claim for indemnification set forth in an Officer’s Certificate delivered prior to such expiration date, in which case the applicable representation or warranty shall survive, with respect to such pending claim only, until such claim is resolved. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other party contained in this Agreement or the Related Agreements. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. The limitations set forth in this Section 7.3 shall not apply in the case of intentional misrepresentation or fraud. Notwithstanding any other provision of this Agreement, it is the intention of the parties hereto that the foregoing survival periods and termination dates supersede any applicable statute of limitations applicable to such representations and warranties, other than where the applicable statute of limitations is referenced above.

7.4 Effect of Investigation. The representations, warranties, covenants and obligations of the Company and Buyer, and the rights and remedies that may be exercised by the Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or any knowledge of, any of the Indemnified Parties or any of their representatives.

7.5 Limitations on Indemnification. Notwithstanding anything to the contrary herein:

(a) The aggregate amount of Losses for which the Company shall be required to indemnify Buyer and its Indemnified Parties under this Agreement shall be limited to the Purchase Price, except with respect to matters arising under Section 7.1(c) or claims of willful misconduct or fraud for which there will be no limitations on recoverable Losses.

(b) The aggregate amount of Losses for which Buyer shall be required to indemnify the Company and its Indemnified Parties under this Agreement shall be limited as follows:

(i) with respect to matters arising under Sections 7.2(a), to an amount equal to the Escrow Amount,

(ii) with respect to matters arising under Section 7.2(b) and 7.2(d), to an amount equal to the Purchase Price, and

(iii) with respect to matters arising under Section 7.2(c) or claims of willful misconduct or fraud for which there will be no limitations on recoverable Losses.

(c) Except with respect to indemnification claims pursuant to Section 7.1(f) (for which the limitations contained in this Section 7.5(c) shall not apply and Buyer shall be entitled to recovery for all Losses from the first dollar), no claim for indemnification may be made under Section 7.1 or Section 7.2 unless the aggregate amount of Losses from all claims, respectively, for which indemnification is sought by Buyer or its Indemnified Parties or the Company and its Indemnified Parties, respectively, exceeds Fifty Thousand Dollars ($50,000); provided, however, that if and when the aggregate Losses so exceed Fifty Thousand Dollars ($50,000), all such Losses shall be subject to indemnification and shall be recoverable hereunder subject to the limitations set forth in Section 7.5(a) and Section 7.5(b) hereto.

(d) Notwithstanding anything in this Agreement to the contrary, no Indemnified Party shall have any right to seek or obtain indemnification under this Agreement for any incidental, indirect, special, exemplary, punitive or consequential damages, including lost revenues or profits and regardless of whether any such damages are deemed to result from the failure or inadequacy of any exclusive or other remedy, unless such incidental, indirect, special, exemplary, punitive, consequential or other kind of special damages are awarded to a Person in an indemnifiable Third Party Claim pursuant to a final judgment.

(e) Notwithstanding anything to the contrary set forth in this Agreement, all claims for indemnification by Buyer and its Indemnified Parties for Losses pursuant to this Agreement shall be satisfied: (i) first, from the Escrow Fund and (ii) second, by claiming against the Company directly, but only to the extent that such Losses cannot be recovered from the Escrow Fund.

7.6 Sole Remedy. The remedies specified in this Article 7 shall be the sole and exclusive remedies to which an Indemnified Party is entitled with regard to any Losses, except with respect to willful misconduct or fraud. Notwithstanding the foregoing, (a) the parties hereto may apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction or other interim or conservatory relief, as necessary, without breach of this provision and (b) the parties hereto also may apply to a court of competent jurisdiction for a permanent injunction or other equitable relief in order to enforce a party’s obligation to consummate the transactions contemplated hereby without breach of this provision.

7.7 Indemnification Procedures.

(a) The obligations and liabilities of a party hereto from whom indemnification is sought pursuant to this Article 7 (an “Indemnifying Party”) to indemnify the other party (together with such other party’s officers, directors, employees, agents, successors and permitted assigns, the “Indemnified Parties”) under Section 7.1 or Section 7.2 hereof with respect to Losses arising from actual or threatened claims or demands by any third party which are subject to the indemnification provided for in Section 7.1 or Section 7.2 hereof (any such claim, a “Third Party Claim”) shall be governed by the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within ten (10) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under Section 7.1 or Section 7.2, as applicable, except to the extent, and only to the extent, that the Indemnifying Party is materially prejudiced by such failure. The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom.

(b) The Indemnifying Party shall be entitled to participate in and to assume and control the defense of such Third Party Claim through counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within twenty (20) days of the receipt of such notice from the Indemnifying Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Third Party Claim if (i) any such claim seeks, in addition to or in lieu of monetary losses, any injunctive or other equitable relief, or (ii) an actual or potential conflict of interest exists that would make it inappropriate (in the judgment of the Indemnified Party in its reasonable discretion) for the same counsel to represent both parties. If an Indemnifying Party assumes the defense of a Third Party Claim, it will conduct the defense actively, diligently and at its own expense, and it will hold all Indemnified Parties harmless from and against all Losses caused by or arising out of any settlement thereof. Notwithstanding the foregoing, an Indemnified

Party shall have the right to participate in such defense and retain its own counsel, with the fees and expenses of such counsel to be paid by the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all material non-privileged witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. Except with the written consent of the Indemnifying Party (not to be unreasonably withheld), the Indemnified Party will not, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any settlement; and if such Third Party Claim is settled or compromised without such consent, the Indemnifying Party shall not be obligated to provide indemnification under Section 7.1 or Section 7.3, as applicable.

(c) In the event that the Indemnifying Party fails or elects not to assume the defense of an Indemnified Party against such Third Party Claim which the Indemnifying Party had the right to assume pursuant to Section 7.7(b), the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to defend or prosecute such claim in any manner as it may reasonably deem appropriate; provided, however, that the Indemnified Party may not settle such claim without the written consent of the Indemnifying Party (not to be unreasonably withheld), and if such Third Party Claim is settled or compromised without such consent, the Indemnifying Party shall not be obligated to provide indemnification under Section 7.1, as applicable. Any Losses for which an Indemnified Party is entitled to indemnification hereunder shall be promptly paid as suffered, incurred or accrued. If the Indemnifying Party does not elect to assume the defense of a Third Party Claim which it has the right to assume hereunder, the Indemnified Party shall have no obligation to do so.

(d) Other Claims for Indemnification. Any claim for indemnification made directly by an Indemnified Party and which does not constitute a Third Party Claim shall be asserted by written notice in accordance with this Section 7.7(d).

(i) Upon receipt by (i) the Escrow Agent or the Company (in the case of recovery sought directly from the Company, subject to Section 7.5), with respect to indemnification claims arising under Section 7.1, or (ii) Buyer (subject to Section 7.5), with respect to indemnification claims arising under Section 7.2, at any time while the Company or Buyer, as applicable, remains obligated to provide indemnification with respect to such indemnification claim hereunder, of a certificate signed by any officer of an Indemnified Party (an “Officer’s Certificate” and the date of such Officer’s Certificate, the “Claim Date”): (i) stating that such Indemnified Party has suffered, incurred, paid or properly accrued Losses that are indemnifiable under Section 7.1 or Section 7.2, as applicable, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was suffered, incurred, paid or properly accrued and the nature of the misrepresentation, breach of warranty or covenant or otherwise to which such item is related, and:

(A) With respect to Losses arising under Section 7.1, at the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Company and for a period of thirty (30) days after such delivery, the Escrow

Agent shall make no transfer to Buyer of any amounts from the Escrow Fund unless the Escrow Agent shall have received joint written authorization from the Company and Buyer to make such transfer. After the expiration of such thirty (30) day period, subject to Section 7.5, the Escrow Agent shall transfer the funds from the Escrow Fund in accordance with this Section 7.7(d) and, if there are insufficient funds remaining in the Escrow Fund in respect of such Losses, the Company shall make the payment in the amount of such deficiency to Buyer within fifteen (15) days of the expiration of such period. In the event that Buyer or its Indemnified Party sought indemnity directly from the Company, the Company shall, subject to Section 7.5 and this Section 7.7(d), remit a payment in an amount equal to such Losses within forty-five (45) days of the Claim Date.

(B) With respect to Losses arising under Section 7.2, Buyer shall, subject to the provisions of Section 7.5 and this Section 7.7(d), remit a payment in an amount equal to such Losses within forty-five (45) days of the Claim Date.

(ii) Notwithstanding the foregoing, no such transfer or remittance shall be made if the Indemnifying Party shall object in a written statement to the claim made in the Officer’s Certificate, provided that such statement (A) shall have been delivered to the Indemnified Party prior to midnight (California time) on the thirtieth (30th) day following the date the Officer’s Certificate is deemed properly delivered, given and received pursuant to Section 9.2 (the “Objection Deadline”) and (B) sets forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made.

(iii) In case an Indemnifying Party objects in writing to any claim or claims made in any Officer’s Certificate as provided in Section 7.7(d)(ii) hereof, the parties hereto shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the parties hereto should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. With respect to Losses arising under Section 7.1, (A) such memorandum shall be furnished to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such memorandum and distribute funds from the Escrow Fund within fifteen (15) days of the date of such memorandum and, with respect to Losses arising under Section 7.1 and subject to Section 7.5, if there are insufficient funds remaining in the Escrow Fund in respect of such Losses, the Company shall make the payment in the amount of such deficiency to Buyer within fifteen (15) days of the date of such memorandum, or (B) subject to Section 7.5, if Buyer or its Indemnified Parties sought indemnity directly from the Company, the Company shall, remit a payment in an amount equal to such Losses within fifteen (15) days of the date of such memorandum. With respect to Losses arising under Section 7.2, Buyer shall, subject to Section 7.5, make the payment to the Company within fifteen (15) days of the date of such memorandum.

(iv) If the Indemnifying Party does not object in writing (as provided in Section 7.7(d)(ii)) to the claims contained in an Officer’s Certificate prior to the Objection Deadline for such Officer’s Certificate, such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claims for Losses set forth in such Officer’s Certificate (and such entitlement shall be conclusively and irrefutably established) and the Escrow Agent shall make distributions from the Escrow Fund in accordance with the terms thereof.

(v) If no such agreement can be reached after such good faith negotiation, such dispute shall be resolved by litigation in accordance with Section 9.11.

7.8 Escrow Arrangements.

(a) Escrow Fund. By virtue of this Agreement and as partial security for the indemnity provided for in Section 7.1 hereof, the Escrow Amount shall be deposited by Buyer as soon as practicable after the Closing with the Escrow Agent, such deposit to constitute the “Escrow Fund.” The Escrow Fund shall be available as partial compensation to Buyer and its Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Article 7.

(b) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m. Pacific Time on the three (3) month anniversary of the Survival Date (the “Escrow Period”). The Escrow Agent shall transfer to the Company on the business day following the Escrow Period, pursuant to joint written instructions by Buyer and the Company, the remaining Escrow Fund, if any; provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof), that is the subject of any unresolved claims set forth in an Officer’s Certificate received by the Escrow Agent prior to the termination of such Escrow Period. As soon as all such claims have been resolved, the Escrow Agent shall transfer to Buyer, pursuant to joint written instructions by Buyer and the Company, the remaining portion of the Escrow Fund not required to satisfy such claims.

(c) Protection of Escrow Fund. The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof. All income earned on the cash in the Escrow Fund, if any, shall become part of, and be held as an additional portion of, the Escrow Fund.

(d) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions that the Escrow Agent may receive after the date of this Agreement that are signed by an officer of Buyer and the Company, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith; provided, however, that the Escrow Agent has exercised reasonable care in the selection of such counsel.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or the arbitrators, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or the arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder absent gross negligence or willful misconduct.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent absent gross negligence or willful misconduct.

(v) In performing any duties under the Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith or (B) any action taken or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel provided that the Escrow Agent has exercised reasonable care in the selection of such counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and funds held in escrow and may wait for settlement of any such controversy by final appropriate legal proceedings. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may, at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and funds held in escrow, except all cost, expenses, charges and reasonable attorneys fees incurred by the Escrow Agent due to the interpleader action and which the parties jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liabilities imposed by the terms of this Agreement.

(vii) The parties hereto and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses,

claims, damages, liabilities, and expenses, including reasonable costs of investigation, attorneys fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter.

(viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the parties hereto; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows: The parties hereto shall use reasonable best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties hereto fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the State of California. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers and duties of the predecessor escrow agent as if originally named as escrow agent. The Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(e) Fees. All fees of the Escrow Agent for performance of its duties hereunder as set forth on Schedule 7.8(e) shall be paid 50% by Buyer and 50% by the Company. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties hereto request a substantial modification of its terms, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to this escrow or its subject matter, the reasonable expenses of the Escrow Agent for such extraordinary services and reimbursed for all costs, attorneys fees, and expenses occasioned by such default, delay, controversy or litigation shall be paid 50% by Buyer and 50% by the Company.

7.9 No Bar; Setoff. With respect to Losses arising under Section 7.1, subject to Section 7.5, if there are insufficient funds remaining in the Escrow Fund in respect of such Losses, then Buyer may take any action or exercise any remedy available to it by appropriate legal Proceedings to collect any such indemnifiable Losses. Without limiting the foregoing, Buyer shall be entitled to set off any sums that the Company owes to Buyer by virtue of this or any other agreement against any payments due to the Company or any Affiliate of the Company under this or any other agreement.

8. TERMINATION

8.1 Termination. Except as provided in Section 8.2 hereof, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Company and Buyer;

(b) by Buyer or the Company if the Closing shall not have occurred on or before February 29, 2012; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(c) by Buyer or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, Order or other legal restraint which is in effect and which has the effect of making the transactions contemplated hereunder illegal;

(d) by Buyer if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 6.1(a) or 6.1(b) hereof would not be satisfied and such breach has not been cured within ten calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(e) by the Company if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement such that the conditions set forth in Sections 6.2(a) or 6.2(b) hereof would not be satisfied and such breach has not been cured within ten calendar days after written notice thereof to Buyer; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Buyer or the Company or any of their respective officers, directors, or stockholders, and all rights and obligations of any party hereto shall cease, except for liabilities arising from a breach of this Agreement prior to such termination; provided, that the provisions of Sections 5.3, 5.8, 8 and 9 shall survive the termination of this Agreement.

9. MISCELLANEOUS

9.1 Expenses. Whether or not the transactions contemplated by this Agreement are completed, except as provided in Sections 5.12 and Article 7, each of the parties hereto shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution and performance of this Agreement, including, without limitation, attorneys’ fees and accountants’ fees.

9.2 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if sent by confirmed electronic mail or facsimile, or if mailed, by first class mail, postage prepaid, return receipt requested, or by overnight courier, as follows:

(a) If to the Company:

IRIDEX Corporation
Address:	1212 Terra Bella Ave. Mountain View, CA 94043-1824
Facsimile:	(650) 940-4710
Email:	dbeck@iridex.com
Attn.:	Chief Executive Officer

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich and Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Attn:	David J. Segre (dsegre@wsgr.com) Todd C. Carpenter (tcarpenter@wsgr.com)
Fax:	(650) 493-6811

(b) If to Buyer:

Address:	3240 Bayshore Blvd Brisbane, CA 94005
Facsimile:	415-330-2447
Email:	kconnors@cutera.com
Attn.:	Kevin Connors

with a copy to (which shall not constitute notice):

GCA Law Partners LLP
1891 Landings Drive
Mountain View, CA 94043
Attn:	Clifford S. Robbins (crobbins@gcalaw.com) Jimmy Jacobs (jjacobs@gcalaw.com)
Fax:	650-428-3901

(c) If to the Escrow Agent:

Address:	Corporate Trust and Escrow Services Mail Code SF-CA-SF One California Street, Suite 1000 San Francisco, CA 94111
Facsimile:	(415) 677-3768
Email:	claude.acoba@usbank.com
Attn.:	Claude Acoba, CCTS Vice President

or to such other address as each party shall have specified by notice in writing to the other parties. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or confirmed electronic mail or facsimile, on the third business day after the mailing thereof or on the first day after delivery by overnight courier and on the first business day after the emailing thereof.

9.3 Entire Agreement. This Agreement, the License Agreement, the Transition Services and Supply Agreement and the French APA (including the exhibits and schedules hereto and thereto) constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

9.4 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

9.5 Assignability; Parties in Interest. Neither party shall assign this Agreement or the rights hereunder by operation of law or otherwise without the other party’s consent, except that Buyer may assign all or any of its rights and obligations hereunder to any subsidiary or Affiliate of Buyer; provided, however, that Buyer remains ultimately liable for its obligations under this Agreement. Notwithstanding the foregoing, a party to this Agreement may assign its rights and obligations hereunder to any person or entity who, by merger, statutory share exchange, statutory combination or consolidation of any type, stock purchase, operation of law, asset purchase or otherwise, acquires all or substantially all of the business of such party related to this Agreement provided that such acquiror agrees to assume the obligations of such party hereunder pursuant to a written document reasonably acceptable to the other party. Except for the provisions of Article 7 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any). Without limiting the generality of the foregoing, no employee of the Company shall have any rights under this Agreement or under any of the other agreements contemplated hereby.

9.6 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and Buyer. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

9.7 Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.8 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other Persons or circumstances will be interpreted so as reasonably to affect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.9 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

9.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California (without giving effect to its principles of conflicts of laws).

9.11 Consent to Jurisdiction.

(a) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF SANTA CLARA COUNTY, CALIFORNIA, FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED EXCLUSIVELY IN ANY COURT SITTING IN THE COUNTY OF SANTA CLARA, CALIFORNIA. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY THE PERSONAL DELIVERY OF COPIES OF SUCH PROCESS TO SUCH PARTY. NOTHING IN THIS SECTION 9.11 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

9.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

9.13 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not in alternative). Each party agrees that in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement, such party shall be entitled (in addition to any other remedy that may be available to it) to: (a) an Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Asset Purchase Agreement as of the date first above written.

CUTERA, INC.

By:	/s/ Kevin P. Connors
Name:	Kevin P. Connors
Title:	President and Chief Executive Officer

IRIDEX CORPORATION

By:	/s/ Dominik Beck
Name:	Dominik Beck
Title:	President and Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Claude Acoba
Name:	Claude Acoba
Title:	Vice President

[Signature Page to Assert Purchase Agreement]